January 7, 2022

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Sondra Snyder
Gus Rodriguez
Liz Packebusch
Laura Nicholson

Re:	Excelerate Energy, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted on December 17, 2021
CIK No. 0001888447

Ladies and Gentlemen:

On behalf of our client Excelerate Energy, Inc., a Delaware corporation (the ”Company”), this letter responds to the comment of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated January 4, 2022, regarding the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1.  The Staff’s comment is set forth below, followed by the Company’s response.  The Company’s response is set forth in ordinary type beneath the Staff’s comment, which is set out in bold-type.  The page reference in the Company’s response corresponds to the page number of the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed publicly via EDGAR concurrently with this response.

January 7, 2022

Amendment No. 1 to Draft Registration Statement on Form S-1 General
1.
We note your disclosure that each person buying shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares. If a significant block of shares will be allocated to the directed share program, please provide related risk factor disclosure. In that regard, we note that your risk factor disclosure under the caption “Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could reduce the price that our Class A common stock might otherwise attain and may dilute your voting power and your ownership interest in us” does not appear to include the possible impact of shares that may be issued through the directed share program.

The Company respectfully acknowledges the Staff’s comment. While the Company expects to allocate 5% or less of the shares sold in the offering to the directed share program, which would not represent a significant block of shares, the Company has revised the risk factor noted in the Staff’s comment, which appears on page 55 of the Registration Statement, as requested.

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Should you have any questions regarding the Registration Statement or the response set forth above, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Sincerely,

/s/ Andrew L. Fabens
Andrew L. Fabens
Gibson, Dunn & Crutcher LLP

cc:	Steven Kobos, President and Chief Executive Officer of Excelerate Energy, Inc.
Alisa Newman Hood, Executive Vice President, General Counsel and Secretary of Excelerate Energy, Inc.
Hillary H. Holmes, Partner of Gibson, Dunn & Crutcher LLP
Michael Kaplan, Partner of Davis Polk & Wardwell LLP
Pedro Bermeo, Partner of Davis Polk & Wardwell LLP